July 18, 2005	David B. Walek (617) 951-7388 david.walek@ropesgray.com

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers & Acquisitions

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Daniel F. Duchovny and Matthew J. Benson, Esq.

Re:	Brookstone, Inc. Schedule 13E-3 and Schedule 14A - File No. 0-21406

Dear Messrs. Duchovny and Benson,

On behalf of our client Brookstone, Inc. (the “Company”), set forth below is the response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the letter (the “Comment Letter”) received by telecopy on June 27, 2005, concerning the preliminary proxy statement on Schedule 14A under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and the Transaction Statement on Schedule 13E-3 of the Company, Brookstone Holdings Corp., a Delaware corporation (“Parent”), Brookstone Acquisition Corp., a Delaware corporation (“Acquisition”), OSIM Brookstone Holdings, L.P., a Cayman Islands limited partnership (“OBH LP”), OSIM Brookstone Holdings, Inc., a Cayman Islands corporation (“OSIM Inc.”), and Michael Anthony, an individual, the Chairman, President and Chief Executive Officer of the Company (together with the Company, Parent, Acquisition, OBH LP and OSIM Inc., the “Filing Persons”) under the Exchange Act, in each case by the response. In addition, we enclose a copy of a revised preliminary Proxy Statement (the “Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Transaction Statement”), which is being filed with the SEC today. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.

We represent the Company. To the extent that any response relates to Parent, Acquisition, OBH LP, OSIM Inc., CIBC World Markets Corp., J.W. Childs Associates, L.P., Temasek Capital (Private) Limited or OSIM International Ltd, such response is included in this letter based on information provided to the Company and us by such other entities or their respective advisors.

Schedule 13E-3

1.	Rule 13e-3 requires each issuer and affiliate engaged in a going-private transaction file a Schedule 13E-3 and provide all required disclosures. The staff takes the position that members of senior management of the issuer that is going private are affiliates of that issuer. In particular, disclosure in your preliminary Schedule 14A indicates that certain members of senior management may be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2. Please identify these members of management and add them as filing persons on the Schedule 13E-3 or explain why they should not be so included. Focus on those executive officers and members of senior management who will make an equity investment in OSIM Brookstone Holdings, L.P. (see page 67 of the proxy statement), and any other Brookstone affiliates who will retain or obtain an equity interest in the company going forward.

RESPONSE: As discussed in the Proxy Statement, Michael Anthony has entered into a binding agreement regarding his ownership interests in OBH LP. Neither OBH LP nor any other executive officers or members of senior management of the Company have entered into agreements or made binding commitments with respect to such executive officers’ or managers’ ownership interests in OBH LP following the closing of the transaction.

It is anticipated that in connection with the merger, certain executive officers other than Mr. Anthony (together with Mr. Anthony, the “Management Participants”) will have an opportunity to acquire Class A Interests and fully-vested Class B Interests of OBH LP, which investments are expected to represent approximately 4.8% of the fully-diluted equity of OBH LP as of the closing (but which under certain circumstances could represent up to approximately 5.2% of the fully-diluted equity of OBH LP as of the closing) determined without giving effect to the grant of Class B Interests under the management equity incentive program to be established by the Company in connection with the merger, none of which will be vested as of the closing. No such executive officer is anticipated to acquire more than 0.5% of such fully diluted equity, other than Philip Roizin, who is anticipated to have an opportunity to acquire up to approximately 0.7% of such fully diluted equity. No executive officers or other members of senior management were engaged in the negotiation of the terms and conditions of the equity holdings of OBH LP or the terms of any management employment arrangements following the merger, except that Mr. Anthony and Mr. Roizin were involved in the negotiation of the terms and conditions of Mr. Anthony’s equity and employment arrangements.

The Proxy Statement has been modified to identify the Management Participants, to the extent that the identity of such Management Participants are known as of the date hereof. Mr. Roizin has also been added as a filing person on the Schedule 13E-3. The other Management Participants have not been added as filing persons given the immaterial nature of their potential equity investments in OBH LP and the fact that they did not engage in negotiating these post-closing arrangements in connection with the transaction.

2.	We note that Brookstone Holdings Corp. is owned by OSIM International Ltd., J.W. Childs Associates, L.P., and Temasek Capital (Private) Limited. We believe these entities are also engaged in the going private transaction. Please add them as filing persons on the Schedule 13E-3 or explain why they should not be so included. See Section II.D.3 of the Division of Corporation Finance “Current Issues and Rulemaking Projects” outline, dated November 14, 2000 and available on the SEC website at www.sec.gov.

RESPONSE: We respectfully advise the Staff that we do not believe that OSIM International Ltd (“OSIM”), J.W. Childs Associates, L.P. (“JWC”) or Temasek Capital (Private) Limited (“Temasek” and collectively with OSIM and JWC, the “Sponsor Entities”) or Acquisition, Parent, OBH LP or OSIM Brookstone Holdings Inc. (collectively, the “Acquisition Entities”) should be filing persons in connection with the Schedule 13E-3 and do not believe that any of them are “affiliates” of the Company within the meaning of Rule 13E-3. We have not amended the Proxy Statement to include the Sponsor Entities as filing persons in connection with the Schedule 13E-3 respectfully request permission from the Staff to remove the Acquisition Entities.

An “affiliate” for purposes of Rule 13E-3 is defined as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with the issuer.” We believe that none of the Acquisition Entities or Sponsor Entities is or will be in a control relationship with the Company, through share ownership or otherwise prior to the merger, and the Management Participants do not have any ability to control the Company or any of the Acquisition Entities or Sponsor Entities, nor will they have any ability to control the surviving corporation, through share ownership. As of July 8, 2005, (i) Mr. Anthony beneficially owned approximately 3.2% of the Company’s outstanding common stock, (ii) other than Mr. Anthony, no single Management Participant beneficially owned more than 1.0% of the Company’s outstanding common stock. Similarly, the Management Participants’ collective interest in the equity securities of OBH LP, which entity will indirectly own all of the outstanding capital stock of the surviving corporation, will not be material. The total aggregate equity investment to be made by the Management Participants in OBH LP is anticipated to represent approximately 3.1% of the total cash equity investment made to OBH LP for purposes of financing the merger and approximately 4.7% of the fully-diluted equity of OBH LP as of the closing. The Management Participants will also be issued non-voting profit interests in OBH LP (i.e., Class B Interests) representing a maximum of approximately 6.7% of the fully-diluted equity of OBH LP. Approximately 97% of the Class B Interests issued to the Management Participants will be subject to the vesting provisions described on page 67 of the Proxy Statement. No individual Management Participant is anticipated to have a fully-diluted equity interest in OBH LP as of the closing of more than approximately 0.5%, other than Mr. Anthony, who is anticipated to have a fully-diluted equity interest in OBH LP as of the closing of approximately 2.9%, and Mr. Roizin, who is anticipated to have a fully-diluted equity interest in OBH LP as of the closing of approximately 0.7%.

In addition, while each Management Participant is involved in corporate affairs or manages designated corporate areas or operations of the Company, each such

Management Participant (other than Mr. Anthony, who is also a member of the Company’s board of directors) has a defined and limited area of responsibility with respect to the Company and is anticipated to have a similarly defined and limited area of responsibility with respect to the surviving corporation. Furthermore, no agreements exist through which the Management Participants have acted or will act as a “group” with respect to the management of the Company or the surviving corporation. Accordingly, no such Management Participant has or will have the ability, through his position individually or as a member of a management group, to direct or cause the direction of the management and policies of the Company or the surviving corporation. No Management Participant currently has or is currently anticipated to have in the future, any voting or economic interest in, or any ability to exercise control over, any of the Sponsor Entities.

3.	See comment 2 above regarding the need to add OSIM International, J.W. Childs Associates and Temasek Capital as filers on the Schedule 13E-3. The disclosure on page 56 references an investor group that “includes” these three entities, which will provide $240,000,000 to partially fund the merger. The use of the term “includes” implies that there are other members of the investor group. Please disclose. Note that to the extent that there are additional members of that group who are providing a significant portion of the financing for the merger, you may also have to add those additional parties as filing persons on the Schedule 13E-3.

RESPONSE: The disclosure in the proxy statement has been revised in response to the Staff’s comment to delete the word “includes” as there are no additional members of the investor group. Please see page 57 of the Proxy Statement under “Special Factors – Financing of the Merger”.

4.	We note that a significant portion of the funding for the merger will come from a note offering by an affiliate of Brookstone. In your response letter, tell us the identities of the persons who have committed to purchase the senior unsecured notes.

RESPONSE: We respectfully advise the Staff that to the knowledge of the Company there are no persons committed to purchase the senior unsecured notes.

5.

Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3 in his or her individual capacity. For existing filers on the Schedule 13E-3, it appears that some required disclosure for persons other than the company may have been omitted.

For example, it appears that some other filers engaged a financial advisor in connection with this transaction, but no Item 1015 disclosure is included. Please revise.

RESPONSE: The Schedule 13E-3 has been revised in response to the Staff’s comment. Please also refer to the responses provided to Comments 1 and 2. As we do not believe that any of the Acquisition Entities or Sponsor Entities should be required to be filing persons of the Schedule 13E-3, no modifications have been made to the Proxy Statement in this regard.

6.	General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons, including those added in response to the preceding comments.

RESPONSE: Please see our response to Comment 2. We have not made any changes to the Proxy Statement in response to this Comment.

Financial Statements

7.	We note that you have incorporated by reference the financial statements for the year ended January 29, 2005 and that you included in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. The pro forma data set forth in paragraphs (b) and (c)(6) of Item 1010 is also required. Please revise your disclosure or tell us why the pro forma financial data is not required.

RESPONSE: We respectfully advise the Staff that Item 1010(c) of Regulation M-A requires pro forma data to the extent that such information is material. If the merger is approved by the Company’s stockholders, each share of Company common stock shall be converted into and acquired for cash, with the Company’s stockholders (other than management participants) having no continuing economic interest in the surviving Company. Accordingly, we do not believe a pro forma presentation of the Company’s financial statements after the transaction would be material to the Company’s stockholders.

Exhibits

8.	Please file each of the management agreement and the management reinvestment agreement described on page 64 of your proxy statement as exhibits to this Schedule 13E-3. Refer to Item 1016 (d) and (e) for guidance. With respect to the remaining agreements described on page 64 and subsequent pages of your proxy statements, file the form of those agreements as exhibits.

RESPONSE: The management agreement between Parent and Mr. Anthony has been filed as an exhibit to Amendment No. 1 to the Schedule 13E-3. With respect to the remaining agreements described on page 65 and subsequent pages of the Proxy Statement, the forms of these agreements have not been filed as exhibits to the Schedule 13E-3 as the forms of such agreements have not been finalized and are not expected to be finalized prior to the mailing of the definitive proxy statement to the stockholders. Please also see our response to Comment 1 above with respect to the additional executive officers who are anticipated to be offered to opportunity to invest in the equity securities of OBH LP in connection with the merger.

Schedule 14A

9.	Please fill in the blanks in the proxy statement.

RESPONSE: The disclosure in the Proxy Statement has been revised so all blanks have been completed, with the exception of those items which will be completed upon filing the final proxy statement.

Summary Term Sheet

10.	Please consolidate the disclosure in this Summary Term Sheet, the Question and Answer section and the Summary section to avoid duplication of the same information.

RESPONSE: We have rearranged or deleted some of the information in those sections to eliminate unnecessary repetition.

11.	We note the disclosure on pages 56-7 that a significant portion of the funding for the merger is subject to the approval by the shareholders of a filing person (OSIM). It is not clear from the additional disclosure there whether this vote is assured by virtue of the share ownership of Mr. Ron Sim. If this approval is not assured, please disclose the existence of this contingency in the summary term sheet.

RESPONSE: The Proxy Statement has been revised on page 16 to reflect that the approval of OSIM’s equity commitment by its shareholders was obtained at an extraordinary general meeting of OSIM’s shareholders held on July 11, 2005.

12.	We note your disclosure that the special committee determined that “the merger agreement and the transactions contemplated by the merger agreement were advisable and fair to, and in the best interests of, us and our stockholders.” Please revise here and throughout the filing to more clearly articulate whether the going private transaction is substantively and procedurally fair to unaffiliated stockholders. See Item 1014(a) of Regulation M-A. As currently disclosed, it is unclear whether the board has made a fairness determination directed to the unaffiliated stockholders, as required by Item 1014, or a fairness determination directed to Brookstone, Inc., that includes all stockholders.

RESPONSE: We have clarified throughout the Proxy Statement that fairness refers to “unaffiliated” stockholders of the Company’s common stock.

13.	In the subsection “Termination Fee,” please provide a brief discussion on the consequences and risks to both Brookstone and its unaffiliated shareholders if the proposed merger is not consummated for any reason, such as termination of the agreement. In addition, discuss Brookstone’s plans if termination occurs.

RESPONSE: A reference to current disclosure in the Proxy Statement under “Special Factors – Effects on the Company if the Merger is Not Completed” beginning on page 55 has been added to the subsection “Termination” in the Summary Term Sheet. We respectfully advise the Staff that a discussion of the consequences and risks to both the Company and unaffiliated shareholders if the merger is not consummated is set forth in “The Amended Merger Agreement—Termination” and “The Amended Merger Agreement—Fees and Expenses” beginning on pages 94 and 96, respectively, and “Special Factors – Effects on the Company if the Merger is Not Completed” beginning on page 55.

Questions and Answers About the Annual Meeting and the Merger

What will I receive in the merger?, page 5

14.	In the discussion of the treatment of stock options and deferred or restricted stock awards, you state that holders of those securities will receive compensation in the merger only if they have “been identified by [you] to Parent.” Have you made, or will you make, available a list of all security holders who have been identified to the acquirors in this regard? Have you notified any security holders of their absence in the records provided to the acquirors? Has any security holder identified himself or herself to you as having been omitted from your disclosure to the acquirors? Can holders of options, restricted or deferred stock awards identify themselves to Parent in order to receive payment for those securities in the merger? Please clarify.

RESPONSE: Additional disclosure has been made in the Proxy Statement at page 5 to clarify that, to its knowledge, the Company identified all holders of stock options, restricted stock or deferred stock awards appearing on its books and records as outstanding as of April 14, 2005. As set forth in the merger agreement, the Company may grant additional options, deferred and restricted stock awards with the consent of Parent and Parent may also consent to designate an award or option as identified; holders of any such options or restricted or deferred stock awards will be considered identified options and awards and will be entitled to participate in the merger, subject to the terms of any such options or awards. The Company has not received notice from any holder of options or awards which options or awards have not been identified. Additional disclosure has been made in the Proxy Statement at pages 8 and 82 to the effect that the Company will be sending a letter prior to the annual meeting to each holder of stock options, restricted stock awards or deferred stock awards identified by the Company to Parent setting forth the number of stock options, restricted stock awards and deferred stock awards held by such holders. Additional disclosure has been made in the Proxy Statement describing how holders of stock options, restricted stock or deferred stock awards may identify themselves to the Company.

15.

See our last comment above asking you to clarify the treatment of restricted and deferred stock awards and options under the merger agreement. If such securities held by affiliates are being treated differently in the merger than those held by others, this fact should be specifically disclosed in the proxy statement. If for example, the only such securities that have been “identified” to Parent are those held by officer and directors of Brookstone, please disclose.

RESPONSE: Please refer to the response to Comment 14 above. We supplementally advise the staff that all options and awards “identified” to Parent under the merger agreement are treated equally and that they are not limited to those held by officers and directors of the Company.

What are the consequences of the merger to our directors and executive officers

16.	Please disclose the impact under Mr. Anthony’s Change in Control Agreement if the merger is approved but is not consummated.

REPONSE: On pages 6 and 67, we note that Mr. Anthony will receive payments if the merger is approved by the stockholders but the merger is not consummated.

17.	Refer to the second to last paragraph in this section (at the top of page 7). Identify the additional executive officers and members of senior management of the Company who may reinvest a portion of their merger consideration in equity securities of Parent’s affiliate, and may also be awarded profit-sharing interests in that affiliate. To the extent known, approximately describe their interests in Parent’s affiliate going forward. Finally, to the extent that such individuals are not added as filers pursuant to comment 1 above, consider whether their ongoing equity interest in Parent’s affiliate and their special participation in profit-sharing dictates that they are “engaged” in this going private transaction and should be included as filers on the Schedule 13E-3. To the extent that you add disclosure here, please do the same to the similar disclosure on page 64 under “Management Reinvestment.”

RESPONSE: Please refer to the response to Comment 1 above.

What will I need to do in order to receive the consideration I will be entitled to receive in respect of my stock options, deferred stock awards or restricted stock awards?, page 8

18.	See comment 14 above. Explain in your disclosure how shareholders entitled to vote on the merger and who also hold options and/or deferred or restricted stock awards may learn before the vote how those securities will be treated in the merger. This information is obviously relevant to a voting decision on the merger.

RESPONSE: The Company refers the Staff to its response to Comment 14.

Summary, page 10

19.	Please provide an organizational chart that shows how the ownership of Brookstone, Inc. will be structured after completion of the merger including the members of Brookstone management who will retain an indirect interest in Brookstone and the owners of Brookstone Holdings Corp.

RESPONSE: Additional disclosure has been included in the Proxy Statement at page 11.

Conditions to the Closing page 18

20.	Rather than simply referring to the “availability of funds” to complete the merger as the relevant condition, expand to describe the most significant conditions to the receipt of those funds. For example, we note that OSIM’s obligation to fund the merger is subject to the approval of its shareholders.

RESPONSE: Additional disclosure has been included in the Proxy Statement at pages 15 and 93.

Cautionary Statement Concerning Forward-Looking Information, page 21

21.	We note the disclaimer that you do not undertake any obligations to update or publicly release any revisions to the forward-looking statements or reflect events or circumstances. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please confirm that the proxy statement will be amended and re-circulated to comply with those rules as necessary.

RESPONSE: As requested by the Staff, we confirm on behalf of the Company that as required pursuant to Rules 13e-3(d)(2) and 13e-3(f)(1)(iii), the Company will amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Additional disclosure has also been added to the Proxy Statement consistent with this obligation.

Other Participants, page 22

22.	Disclose here and throughout the proxy statement the names of the members of senior management who, along with Mr. Anthony, will participate in the merger.

RESPONSE: The names of each of the executive officers who are anticipated to be given the opportunity to invest in the equity securities of OBH LP in connection with the merger, to the extent that the identity of such executives is known as of the date hereof, have been identified in the Proxy Statement.

Special Factors, page 26

23.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the proxy statement to include this information in a “Special Factors” section in the beginning of the document.

RESPONSE: As requested by the Staff we have moved “Special Factors” to follow the Summary section.

Background of the Merger, page 26

24.	See comments 2 and 3 above regarding the need to add as filers on the Schedule 13E-3 additional parties, including the members of the investor group that will own the company going forward. In the Background section, you detail meetings between the financial advisors of the members of the investor group (such as Alpha Advisory and Goldman, Sachs & Co.) and the company. Once, as we requested above, you added the members of the investor group as filers on the Schedule 13E-3, you must describe in considerable detail the “reports, opinions or appraisals” provided by their financial advisors that are materially related to this transaction. See Item 1015 of Regulation M-A, as well as the information about the advisors required by Item 1015(b). In this regard, please be aware that Item 1015 encompasses both oral and written contacts between the parties, and is not limited to reports specifically prepared in contemplation of the merger if such reports are otherwise material to this transaction. See SEC no-action letter: Charles L. Ephraim (September 30, 1987).

RESPONSE: We respectfully refer the Staff to our responses to Comments 2 and 5.

25.	Explain why the board waited until March 21, 2005 to form the special committee, despite the fact that negotiations with the investor group regarding this transaction had commenced in 2003.

RESPONSE: Additional disclosure has been included in the Proxy Statement at page 24. Supplementally, we advise the Staff that the investor group was not permitted to negotiate the material terms of the management and investment agreements with Michael Anthony and other members of management until the special committee was formed and that no material definitive decisions were made by the board of directors regarding this transaction until the special committee was formed.

26.	Here or in following sections of the proxy statement where you identify the members of the special committee, please explicitly describe the scope of and limitations on the special committee’s authority with respect to this transaction. For example, did the special committee have the authority to reject an acquisition by the investor group? Was it charged with negotiating with other interested parties who submitted offers for the company? Could it solicit third party offers?

RESPONSE: Additional disclosure has been included in the Proxy Statement at page 24. Supplementally, we advise the Staff that the special committee was authorized to reject an acquisition by the investor group, to negotiate with other interested parties which submitted proposals to the Company, including the third party bidder, and to solicit third party offers.

27.

See our last comment. It appears from the disclosure in this section that the board of directors not the special committee conducted negotiations with the potential alternate third party bidder. Explain why. Given the potential conflicts of interest of members of senior management due to their participation in this transaction (which caused the board to form the special committee), why was the special committee not charged with negotiating with the third party?

RESPONSE: We respectfully advise the Staff that the disclosure in “Special Factors – Background of the Merger” discloses that negotiations with the third party buyer group were conducted by the special committee. For example, we note that the special committee considered the indication of interest in its discussions on April 4 and April 7-12, 2005.

28.	Please expand the disclosure to discuss in additional detail why the board chose to enter into the merger agreement while the third party offer from another buyer remained outstanding, at a higher price range. Your expanded disclosure should also elaborate on how things were left with the third party buyer (see the last paragraph of this section on page 38).

RESPONSE: In response to the Staff’s comment, the disclosure in the “Special Factors – Background of the Merger” has been revised. Please see page 30. The Company has provided disclosure that the special committee did consider the outstanding indication of interest from the third-party buyer group in the fourth bullet on page 37 and the first bullet on page 38. Supplementally, we advise the Staff that, as set forth on page 31, since the May 10, 2005 phone conversation between Michael Anthony and the third-party buyer group there has been no active dialogue with the third-party buyer group regarding a potential acquisition and the third-party buyer group has not made a proposal to acquire the Company.

Reasons for the Merger, page 38

29.	We note your belief that the merger was more favorable to stockholders than any other alternative reasonably available to the company, including continued organic growth and geographical expansion. Please clearly state whether any strategic alternatives to an acquisition were ever discussed. As appropriate, expand your disclosure to address all alternatives considered and fully discuss why each alternative was rejected. Discuss the benefits and the risks associated with each alternative, and indicate why the alternatives were deemed inferior to the going-private merger. Please refer to Item 1013(b) of Regulation M-A. Your revised disclosure must include the alternatives considered by all filing persons.

RESPONSE: Additional disclosure has been included in the Proxy Statement at pages [36-37]. With respect to the Staff’s comment to the extent it relates to the Acquisition Entities or Sponsor Entities, we respectfully refer the Staff to the response to Comment 2. In addition, we also note that, none of the Acquisition Entities or Sponsor Entities are or have been “affiliates” of the Company within the meaning of Rule 12b-2 of the Exchange Act and have not, and have no ability to, “control” the Company within the meaning of Rule 12b-2 of the Exchange Act. As such, none of the Acquisition Entities or Sponsor Entities would have considered the alternatives to the merger available to the Company and we do not believe that it would have been necessary to include such a disclosure in the Proxy Statement.

Accordingly, no modifications have been made to the Proxy Statement in this regard.

30.	Refer to the fifth bullet point in this section. We note that the fairness opinion provided by CIBC addressed the fairness to the security holders “other than any [m]anagement [p]articipant,” which includes the affiliates of those management participants. We also note that there could be affiliates other than those management participants. We further note that Item 1014 of Regulation M-A requires a fairness determination as to the unaffiliated security holders. Explain how the special committee, the board of directors and the other filing persons were able to arrive at their determination of fairness in light of the fact that CIBC’s fairness opinion appears to be addressed to both affiliated and unaffiliated security holders.

RESPONSE: We respectfully advise the Staff that the only stockholders who are “affiliated” for the purposes of this Proxy Statement are management participants. Therefore, the Company believes that CIBC World Markets’ opinion applies to unaffiliated stockholders although the terminology used by CIBC World Markets’ in their opinion specifically applies to “holders of Brookstone common stock (other than any management participate or affiliate thereof)”. Please see our additional disclosure of the definition of “unaffiliated stockholder” on page 7.

31.	Refer to the third bullet point in the list of procedural safeguards on page 40. Please explain how the special committee’s legal and financial advisors were deemed independent, given that they are also the advisors for Brookstone, Inc.

REPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 24 of the Proxy Statement.

32.	Refer to the sixth bullet point in this section (on page 39). Please clarify this very long single-sentence paragraph. Specifically, explain whether the break up fee would be owed if the company determined to withdraw from the merger agreement to enter into an alternate transaction with the third party buyer group with which it had been negotiating.

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 38.

33.	In the introductory sentence leading up to each listing of factors, you state that the special committee considered the factors. It is not until the last paragraph of this section that you reference the board of directors. Since the board acts for the company, you must discuss the factors considered by the board and how it analyzed each to find that the merger is fair to the unaffiliated shareholders of the company. If it did not separately analyze, the board may adopt the analysis and conclusion of the special committee but must do so explicitly. Please revise.

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 40.

Opinion of CIBC World Markets Corp., page 42

34.	With respect to each analysis, discuss its meaning and significance, include the tables that show the results obtained from each analysis, explain how the results obtained were converted into the related reference range, describe how the results obtained compare to the specific terns and value of the transaction, and compare how the results support the ultimate conclusion of fairness. Refer to Item 1015(b)(6) of Regulation M-A.

RESPONSE: With regard to the portion of the Staff’s comment to discuss the meaning and significance of each analysis performed by CIBC World Markets, the disclosure appearing on pages 44 to 47 has been revised in response to the Staff’s comment.

With regard to the Staff’s comment to disclose how separate results were converted into a reference range for each analysis, the disclosure has been modified, to the extent not already reflected, to address the Staff’s comment. Specifically, the disclosure appearing on page 45 has been modified to indicate the basis for CIBC World Markets’ calculation of an overall per share equity reference range for Brookstone in its selected companies analysis from the separate per share equity values derived from the EBITDA and earnings per share metrics referenced in such analysis.

With regard to the balance of the Staff’s comment, we believe that the current disclosure in the Proxy Statement addresses the Staff’s comment. As currently disclosed, the implied per share equity reference ranges for Brookstone derived from each of the financial analyses performed by CIBC World Markets (i.e., the results obtained from each analysis) have been disclosed in tables and then directly compared with the merger consideration of $20.00 per share (i.e., the specific terms and values of the transaction). We believe that, by directly comparing the results of each of the analyses against the merger consideration, the disclosure indicates how the results from CIBC World Markets’ analyses support CIBC World Markets’ conclusion as to the fairness, from a financial point of view, of the merger consideration. Accordingly, no modifications have been made to the Proxy Statement in this regard.

35.	Refer to your statement (in the first sentence, second full paragraph) on page 44 that “[t]his summary is not a complete description of CIBC World Markets’ opinion or the financial analyses performed and factors considered...” This broad disclaimer is inconsistent with your obligations under Item 1015 of Regulation MA. Please delete. In addition, expand this section of the proxy statement to detail all of the factors considered and the analyses performed by CIBC.

RESPONSE: With regard to the portion of the Staff’s comment to delete the referenced disclosure appearing on page 44, the disclosure has been revised in response to the Staff’s comment.

With regard to the portion of the Staff’s comment for expanded disclosure of all factors considered and analyses performed by CIBC World Markets, we supplementally advise the Staff that, to the extent material, the disclosure appearing on pages 44 to 47 of the Proxy Statement currently describes the financial analyses and factors considered by CIBC World Markets in connection with its opinion. Accordingly, no modifications have been made to the Proxy Statement in this regard.

Selected Companies Analysis, page 45

36.	Expand your discussion to more adequately describe the bases on which the selected companies were chosen for comparison by CIBC World Markets. Please also clearly identify the precedent going-private transactions used in comparison.

RESPONSE: With regard to the portion of the Staff’s comment to more fully describe the bases on which the selected companies were chosen, the disclosure appearing on page 45 of the Proxy Statement has been revised in response to the Staff’s comment.

With regard to the portion of the Staff’s comment to clearly identify which of the selected transactions were going-private transactions, we supplementally advise the Staff that, as currently indicated in the disclosure, the criteria used by CIBC World Markets for purposes of its selected precedent transactions analysis were transactions involving target companies within the same industry as Brookstone announced over the past five years. CIBC World Markets did not, for purposes of its selected precedent transactions analysis, focus distinctly on going-private transactions. We also note for the Staff that CIBC World Markets did not highlight selected transactions which were going-private transactions over other selected transactions to the special committee. In light of the foregoing, we believe it would be inappropriate to suggest that the selected transactions which were going-private transactions were more relevant than other transactions reviewed by CIBC World Markets. Accordingly, no modifications have been made to the Proxy Statement in this regard.

Discounted Cash Flow Analysis, page 46

37.	Disclose how CIBC determined that perpetuity rates of 4-5%, a terminal value of 17.5x, and discount rates of 12% to 14% and were the most appropriate indicators of value. Disclose the industry averages. Provide similar information with respect to the multiples and required internal rate of return in the leveraged buyout analysis.

RESPONSE: The disclosure appearing on page 46 of the Proxy Statement has been revised in response to the Staff’s comment to indicate how CIBC World Markets derived the terminal value multiples and discount rates in its discounted cash flow analysis and similar data in its leverage buyout analysis. With regard to the portion of the Staff’s comment to disclose “industry averages,” we supplementally advise the Staff that CIBC World Markets did not utilize “industry averages” in performing these analyses and such information was not presented to, or considered by, the special committee. Accordingly, no modifications have been made to the Proxy Statement in this regard.

Leveraged Buyout Analysis, page 47

38.	We note that the leveraged buyout analysis included in the April 14 board presentation (page 23) was prepared with merger consideration of $20 per share instead of $20.50 per share. Please clarify which merger consideration CIBC used in its analysis. If CIBC used $20 per share in its analysis, revise this section accordingly and explain how this analysis supported its conclusion. Finally, revise the disclosure relating to the fairness determination made by the filing persons to address the use of $20 per share as merger consideration by CIBC in this analysis.

RESPONSE: We supplementally confirm to the Staff that the merger consideration evaluated by CIBC World Markets in the leveraged buyout analysis included in CIBC World Markets’ April 14, 2005 presentation was $20.50 per share. The $20.00 per share “deal” value appearing on page 23 of CIBC World Markets’ April 14, 2005 presentation was not a reference to the merger consideration, but rather the resulting implied purchase price indicated by CIBC World Markets’ leveraged buyout analysis that could be paid by a hypothetical financial buyer to acquire Brookstone based on the debt capacity assumptions and internal rate of return requirements reflected on that page. This $20.00 amount, which represented the high end of the implied per share equity reference range of $19.00 to $20.00 indicated by CIBC World Markets’ leveraged buyout analysis in its April 14, 2005 presentation, was then compared with the original merger consideration of $20.50 per share. Accordingly, no modifications have been made to the Proxy Statement in this regard. We note for the Staff, however, that the current disclosure in the Proxy Statement has been updated to reflect the revised merger consideration of $20.00 per share and implied per share reference range of $17.50 to $19.00 indicated by the leveraged buyout analysis included in CIBC World Markets’ July 15, 2005 presentation.

Other Factors, page 47

39.	Please revise the second bullet point to state whether CIBC considered the projected results for 2008 and 2009, both of which are included in its board presentation materials.

RESPONSE: With regard to the Staff’s comment relating to whether CIBC World Markets considered projected results for 2008 and 2009 in connection with the matters referenced in the second bullet under this heading, we supplementally advise the Staff that the second bullet on page 47 relates to the implied transaction multiples reflected on page 6 of CIBC World Markets’ July 15, 2005 presentation, which page does not include implied transaction multiples for Brookstone’s fiscal years ended January 31, 2008 and 2009. We note for the Staff that, as currently disclosed on page 47, projected financial data for Brookstone’s fiscal years ended January 31, 2006 through 2010, inclusive of fiscal years ended January 31, 2008 and 2009, were utilized in CIBC World Markets’ discounted cash flow analysis. Accordingly, no modifications have been made to the Proxy Statement in this regard.

40.	Please quantify the premiums described in the third bullet point.

RESPONSE: We supplementally advise the Staff that the referenced disclosure previously appearing on page 47 of the Proxy Statement has been deleted given that the information described was not included in CIBC World Markets’ July 15, 2005 presentation.

Miscellaneous, page 48

41.	Please disclose the percentage of total consideration upon which CIBC’s compensation is based and describe in greater detail any material relationship that existed in the past between you and CIBC World Markets during the past two years preceding the time you retained them as your financial advisor on the merger. Also, quantify the compensation received or to be received as a result of the past relationship between you and your affiliates, and CIBC World Markets or its affiliates. See Item 1015(b)(4) of Regulation M-A.

RESPONSE: With regard to the portion of the Staff’s comment to disclose the percentage of transaction value on which CIBC World Markets’ aggregate fee will be based, the disclosure appearing on page 48 of the Proxy Statement has been revised in response to the Staff’s comment.

With regard to the portion of the Staff’s comment to describe any material relationships that existed between Brookstone and CIBC World Markets during the past two years and the amount of compensation received or to be received as a result of such relationships, we supplementally advise the Staff that CIBC World Markets and its affiliates have not provided during the past two years any services to Brookstone or its affiliates unrelated to the merger for which CIBC World Markets or its affiliates has received or will receive compensation. Accordingly, no modifications have been made to the Proxy Statement in this regard.

Position of Mr. Michael Anthony as to Fairness, page 48

Position of Parent, Acquisition, OSIM Brookstone Holdings, L.P. and OSIM Brookstone Holdings, Inc. as to Fairness, page 50

42.	Please note that each filing person must independently make a determination as to whether the transaction is procedurally and substantively fair to unaffiliated shareholders. See Item 1014(a) of Regulation M-A and Q&A No. 5 in Exchange Act Release No. 34-17719 (April 13, 1981). The current disclosure indicates that the filings persons’ determination of fairness was primarily based upon the findings of the special committee. Please note that if any person engaged in the going private transaction did not individually analyze the factors in support of their fairness determination and is relying on CIBC’s analysis and fairness opinion to satisfy any of the Item 1014 requirements, that person must expressly adopt the analysis and conclusion of any other filing person. Refer to Item 1014(b) of Regulation M-A and Question & Answers Nos. 5 and 21 in Exchange Release No. 34-17719 (April 13, 1981).

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comments. Please also see our response to Comment 2. Please see pages 48 and 50.

43.	Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders (i.e., how each factor was analyzed) is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, we note the lack of a going concern value, the lack of a quantification of the liquidation value and the indicated value. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If any of these factors indicated a higher value than the $20.50 per share to be paid to the shareholders, your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value. See Questions 20 and 21 in Exchange Act Release No. 17719 (April 13, 1981) for guidance in revising your disclosure.

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comments. Please also see our response to Comment 2. Please see pages 38, 49 and 51.

44.	For each filing person, including those listed above, Mr. Anthony and the company, discuss how each considered the fact that the company’s common stock traded near or above the merger price within the twelve months preceding the merger agreement.

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comments. Please also see our response to Comment 2. Please see page 37.

Purposes, Reasons and Plans for the Company after the Merger, page 51

45.	Revise to clarify why the filing persons are undertaking the transaction now as opposed to other points in Brookstone’s operating history. See Item 1013(c) of Regulation M-A.

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comments. Please see our response to Comment 2. Please see page 52.

46.	We note the disclosure indicating that Brookstone “will not be subject to the obligations and constraints, and the related direct and indirect costs and personnel requirements, associated with having publicly traded equity securities.” Please describe in greater detail the obligations and constraints to which you refer, and quantify the cost savings as a result of not being a publicly-traded company.

RESPONSE: The Proxy Statement has been revised to delete this disclosure.

Financing of the Merger, page 55

47.	We note that OSIM’s shareholders must approve OSIM’s obligations under its equity commitment letter and that Mr. Sim holds approximately 257 million ordinary shares of OSIM. Please disclose whether those shares are sufficient to obtain the necessary shareholder approval and disclose the percentage of OSIM’s outstanding ordinary shares that Mr. Sim’s shares represent.

RESPONSE: The Proxy Statement on page 16 has been revised to reflect that the approval of OSIM’s equity commitment by its shareholders was obtained at an extraordinary general meeting of OSIM’s shareholders held on July 11, 2005.

Material U.S. Federal Income Tax Consequences, page 68

48.	We note your disclosure that this section summarizes “certain” of the material federal income tax consequences of the merger. Please ensure that you discuss all such material consequences.

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 69 of the Proxy Statement under “Special Factors – Material U.S. Federal Income Tax Consequences.”

Certain projections, page 71

49.	We note your disclosure of some of the financial projections provided to CIBC. We also note the more extensive projections included in CIBC’s presentation to your board of directors on April 14, 2005. Please include here the financial projections provided to CIBC in full, including the projections for fiscal years 2008 and 2009.

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 73.

The Merger Agreement Proposal No. 1), page 74

Amendment and Waiver, page 90

50.	Please disclose whether you will re-solicit proxies if material conditions of the merger agreement are waived. If you do not intend to re-solicit proxies in the event of waiver of material conditions, disclose the associated risks.

REPSPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 97.

Information Regarding the Transaction Participants, page 95

51.	Please ensure that the description of the business experience of the individuals included in this section describes the principal business of the entity in which each individual worked. We note, for example, the descriptions for Mr. Sim, Mr. Kiat, and Mr. Lau.

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please also see our response to Comment 2. Please see page 104.

Adjournment or Postponement of the Annual Meeting (Proposal No. 2), page 102

52.	Please provide more details about the circumstances under which you would postpone the meeting and for how long.

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 109.

The Company is interested in finalizing the Proxy Statement as soon as possible, and would appreciate the Staff’s response to this filing as soon as practicable. If you have any further questions or comments, of if you require any additional information, please contact either David Walek ((617) 951-7388) or Jason Cole ((617) 951-7914) by telephone, or either of them by facsimile at (617) 951-7050. Thank you for your assistance.

Very truly yours,

/s/ David B. Walek
David B. Walek

Enclosures

cc:	Stephen Koval, Esq.
Thomas Yadlon, Esq.